SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02025316

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E.

March 21, 2002

Oncolytics Biotech Inc.

Commission File No. 000-31062

(Translation of registrant's name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada, T2N 1X7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F x

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Number	Exhibit
1.	News Release dated March 21, 2002 Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc.

Dated March 21, 2002

By: ______________________________
DOUGLAS BALL
Chief Financial Officer

Mar 02 #23

Exhibit Index

Exhibit 1
Page 1

ONCOLYTICS BIOTECH INC.

210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

For Immediate Release

Oncolytics Biotech Inc. Announces REOLYSIN® Phase I Clinical Trial Results

-- Study indicates potential anti-cancer agent is safe for human use --

CALGARY, Alberta, March 21, 2002 -- Oncolytics Biotech Inc. (TSE: ONC, NASDAQ: ONCY) (Oncolytics) announced today summary results from its Phase I clinical trial of REOLYSIN®, a potential cancer therapeutic for Ras activated tumours (interim results were previously released on December 13, 2001).

The study examined the administration of escalating dosages of REOLYSIN® directly into a subcutaneous (underneath the skin) tumour in eighteen terminal cancer patients with progressive (actively growing) cancer that had failed to respond to conventional therapies.

The primary outcome of the trial was safety. None of the patients receiving REOLYSIN® experienced any serious adverse events related to the virus, nor were there any dose limiting toxicities detected in any patient.

The secondary outcomes measured in the study relate to tumour responses. Tumour responses were measured at both the treated lesion as well as remote tumour sites. Viral activity is defined as a transitory or lasting tumour regression of at least 30% measured in two dimensions against the tumour size prior to injection on the first day of treatment. Evidence of viral activity was detected in 11 of 18 patients (61%), with the tumour regression ranging from 32% to 100%.

Clinically, tumour response is typically classified in one of four ways: progressive disease means tumour growth of greater than 25%, stable disease means the change ranges from growth of less than 25% to a reduction of less than 50%, a partial response means a reduction of greater than 50% but there is still detectable tumour, and a complete response means no tumour can be detected. Patients are considered to be evaluable for clinical response only if they return for all follow-ups. In 11 of 17 evaluable patients, the injected tumours were classified as stable disease on day twenty eight after the first, and in some cases the only, injection of REOLYSIN®. By day ninety-eight, five of 10 evaluable patients still had tumour responses (four stable disease, one partial response). In addition, evidence of remote tumour responses was also noted in several patients.

"REOLYSIN® demonstrated an extremely positive safety profile in this study," said Dr. Brad Thompson, President and CEO of Oncolytics. "In addition, while this comparison is not statistically significant, the percentage of patients that showed evidence of viral activity correlates well with the level of Ras activation expected in a randomly selected group of cancer patients, which is expected to be between 50% and 70%. The Phase I results are very promising and consistent with the safety and efficacy that has been observed in the animal models we have conducted to date."

The Company will be hosting a conference call to discuss the REOLYSIN® Phase I summary results on Thursday, March 21st at 10:00 a.m. EST. The call will be audio-cast live and archived for 90 days at www.financialdisclosure.ca and www.oncolyticsbiotech.com.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of the human reovirus (REOLYSIN®), as a potential cancer therapeutic. Oncolytics' researchers have demonstrated that the reovirus is able to selectively kill human cancer cells *in vitro* that are derived from many types of cancer, including breast, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	*For Canada:*	*For United States:*
Oncolytics Biotech Inc.	The Equicom Group Inc.	The Investor Relations Group
Dr. Matt Coffey	Joanna Longo	Gino De Jesus or Dian Griesel, Ph.D.
210, 1167 Kensington Cr NW	20 Toronto Street	50 Pine Street, 6th Floor
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8	New York, NY 10005
Tel: 403.283.0711	Tel: 416.815.0700 ext. 233	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 416.815.0080	Fax: 212.825.3229
www.oncolyticsbiotech.com	jlongo@equicomgroup.com	theproteam@aol.com